June 3, 2005

André DiMino, Chairman
Ivivi Technologies, Inc.
224-S Pegasus Avenue
Northvale, NJ 07647

Re: Ivivi Technologies, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed May 13, 2005
File No. 333-122768

Dear Mr. DiMino:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reference the February 2005 *Nutrition Business Journal* article, featuring your company and including quotes from your founder and executive officers, which was published near the time of the initial filing of your registration statement. Please tell us why the *Nutrition Business Journal* article should not be viewed as having the effect of inappropriately conditioning the market for your pending offering in manner that is inconsistent with Section 5 of the Securities Act. Your analysis should include, among other things, the date(s) on which information about the company was gathered by or provided to the author of the article, the extent to which, if at all, the company and/or its affiliates or representatives had any control over the content of the article, whether or not the company paid a fee

or otherwise provided any compensation to the author and/or the *Nutrition Business Journal* in connection with the preparation and/or publication of the article, and the extent to which, if at all, the company had any control over or prior notice of the ultimate publication date of the article. Please also tell us the source(s) of the projections included in the article regarding the company's future revenues and the size of the market for the company's products that appear to be attributed to the company's President and CEO, David Saloff. For guidance, refer to Release No. 5180 (August 20, 1971). Please note that we may request material changes to the disclosure that currently appears in your prospectus once we have the opportunity to review your response to this comment.

2.   Refer to your response to prior comment 3. As we will require sufficient time to review new information prior to the effective date, please revise your next amendment to update the financial statements as necessary to comply with Item 310(g) of Regulation S-B. Also ensure that corresponding updates are made throughout the prospectus to reflect the latest financial results.

Risk Factors – Page 8

Our revenues are currently dependent on our products which utilize PEMF…. – Page 8

3.   We note your response to prior comment 18 regarding the "perceived issues relating to the quality and safety" of your products. However, it is still unclear why this language was initially included if the company was unaware of any such issues. Please clarify.

Selected Financial Information – Page 30

4.   Revise to indicate that March 31, 2004 has been restated. This comment also applies to your summary of financial information on page 7.

Management's Discussion and Analysis of Financial Condition and Results of Operation – Page 31

Liquidity and Capital Resources – Page 37

5.   We note your response to prior comment 37 and the additional disclosure on page 37. Please confirm that any increases in the number of shares issuable upon conversion of the notes or upon exercise of the warrants as a result of the described covenants are reflected in your dilution disclosures that appear on pages 26-27. Also, ensure that those additional shares are reflected throughout the filing wherever the number of shares to be issued upon conversion of the notes and/or

exercise of the warrants is disclosed.

6.   Please correct the date of the private placement that appears in the second
        paragraph on page 37. Your disclosure currently states that the private placement
        was completed June 30, 2005.

Business – Page 41

Future Markets – Page 43

7.   We note your response to prior comment 44 and the additional corresponding
        disclosure on page 52. Please expand your disclosure to discuss how these
        challenges will specifically impact your ability enter each of the referenced future
        markets.

Current Applications – Page 49

8.   We note your response to prior comment 47, as well as the additional disclosure
        on page 49, and reissue the comment. Please include a description of the
        competing technologies and discuss the impact that these competing products and
        technologies have, or are expected to have, on your business and operations.

Properties – Page 65

9.   We note your response to prior comment 56. However, it is still unclear as to
        how the space utilized by the company fluctuates on a monthly basis. Please your
        disclosure to clarify.

Management – Page 67

Director Compensation – Page 70

10.   We note that following the consummation of this offering each non-employee
        director will receive $10,000 for each year of service as a director of your
        company. Clarify whether unpaid director fees have been accrued and expensed
        as earned in the financial statements.

Shares Eligible for Future Sale – Page 89

Lock-Up Agreements – Page 89

11.   We note your response to comment 66. Please revise to disclose the number of
        restricted securities, if any, held by non-affiliates that could be resold pursuant to

Rule 144(k) during the twelve-month period commencing on the date of the prospectus and the portion of those shares, if any, that are subject to lock-up agreements of specified lengths.

12.   Please expand your disclosure to discuss in greater detail how the lock-up periods may be adjusted depending on the trading volume and market price of your common stock following this offering. Your expanded disclosure should include the number of shares and the corresponding lock-up period at various trading volumes and market prices. In this regard, a chart may be helpful is communicating this information to investors.

13.   Additionally, please describe the circumstances under which the underwriters could waive the terms of the lock-up agreements and the factors that would be considered when doing so.

Underwriting – Page 91

14.   We note your response to prior comment 68. However, your disclosure on page 94 continues to state that the underwriters may electronically distribute prospectuses. Please revise your disclosure or provide the information requested in prior comment 68.

15.   We note your response to prior comment 69, including your statement that the underwriters do not expect to confirm sales of shares to discretionary accounts. However, your disclosure on page 94 continues to suggest that underwriters may confirm sales to discretionary accounts provided that specific approval of the account holder is obtained. Please revise or advise, and, if sales to discretionary accounts may be confirmed, provide the previously requested disclosures required by Item 508(h) of Regulation S-B.

Financial Statements

Financial Statements as of March 31, 2004 and 2003

Statements of Operations – Page F-12

16.   Refer to your response to prior comment 79. We note you present allocated related party charges as a separate line item on the face of your statement of operations. Revise to disclose how it is allocated to other line items right on the face of the statement. As a related matter, we assume that none of the related party allocated charge would be allocated to cost of goods sold. If our assumption

is not correct, that portion of the charge should be reclassified to the cost of sales section of the income statement. We will not object if you wish to break it out as a separate line item within that section. Please advise or revise.

17.   In this regard, please expand your MD&A discussion to also discuss the variances inclusive of the allocated related party charges.

Note 1. Summary of Significant Accounting Principles and Policies

(a) Business Activity

Acquisitions

18.   Refer to your response to prior comment 83. Please explain in greater detail the reason for the acquisition of the five former subsidiaries owned by your parent company, ADM Tronics. We note in your response that you acquired the assets in order to reduce the administrative expense related to such entities. Whose administrative expense did you reduce? Quantify the savings from acquiring these companies. Supplementally tell us more about the historical operations of these five subsidiaries in the past, specifically how they were accounted for and why.

19.   As a related matter, we note that the asset transferred were a book value since the entities were under common control. It appears that the acquisition should have been accounted for as a reorganization of entities under common control. Please advise. What were the subsidiaries bases in the assets? If they created these assets, the assets would have no basis to be transferred to IVIVI's balance sheet. Please discuss and support that your accounting complies with GAAP.

(d) SoftPulse Units

20.   Refer to your response to prior comment 84. Please tell us, and disclose in MD&A, how the inventory you later sold was priced. That is, did you sell it at its new cost basis (after write-down) or did you realize a profit? Disclose the revenue recognized on these sales and state the impact of the sales upon gross margin for the period.

(f) Revenue Recognition

21.   Refer to your response to prior comment 85. We do not see that your disclosure was revised to address transactions with distributors as indicated in your response. Please revise or advise as appropriate.

22.   Refer to your response to prior comment 86. We do not see that your disclosure
        was revised to clarify what happens if the distributor is unable to sell all the units
        by March 2006. Please revise or advise.

Note 5. Equipment In Use Under Rental Agreements – Page F-19

23.   Refer to your response to prior comment 89. We note that "the company has
        depreciated the equipment over a seven year period because the company's
        management has estimated the useful life of the equipment to be seven years."
        Please tell us in greater detail why seven years is the appropriate depreciation
        period for the equipment in use under rental agreements. What are the terms of
        the rental agreements? Please advise.

Note 6. Due to Affiliated Companies – Page F-19

24.   Refer to your response to prior comment 91. We note that ADM did not charge
        you interest under the note. If the amount of imputed interest is material, it
        appears that the expense should be recorded and disclosed in your financial
        statements. Please revise or advise as applicable.

Note 9. Commitments and Contingencies – Page F-20

25.   Refer to your response to prior comments 94 and 95. We do not see where your
        disclosure was amended in response to our comment. Please revise or advise as
        applicable.

Note 10. Stockholders' Equity – Page F-21

26.   Refer to your response to prior comment 97. Please provide us with the estimated
        offering price. Also tell us about any pricing discussion with underwriters.
        Indicate the dates of any such discussions and per share prices discussed. Please
        also update option activity to the most recent practical date. We may have further
        comments after reviewing your response.

Note 11. Stock Options – Page F-21

27.   Refer to your response to prior comment 98. Revise to disclose the assumptions
        used in your Black-Scholes calculation.

Note 12. Subsequent Events

28.   Revise to disclose the management agreement entered into with Global Medical on April 1, 2005 as discussed on page 55.

Note 13. Restatement – Page F-22

29.   Refer to your response to prior comment 99. Please tell us in greater detail the facts and circumstances leading ADM to conclude that the allocation was incorrect. Tell us and revise to disclose what line items were affected.

Alternate Pages For Selling Shareholder Prospectus

Selling Security Holders – Page A-3

30.   We note your response to prior comment 100. However, it still does not appear that all 1,580,368 shares are currently included in the table. Please revise or advise.

Part II

Item 26. Recent Sales of Unregistered Securities – Page II-3

31.   We note your response to prior comment 105. Please expand your disclosure to describe in greater detail the "services rendered and to be rendered."

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Patrick Enunwaonye at (202) 551-3645 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3607 with any other questions.

Sincerely,

David Ritenour
Special Counsel

cc (via fax):   Steven M. Skolnick, Esq., Lowenstein Sandler PC 973.597.2477